EXHIBIT 99.1

Appointment of Mustafa Veziroglu as second chairman of the Management Board of Mynaric AG

Gilching, Germany, January 31, 2023 - The Supervisory Board of Mynaric AG (NASDAQ: MYNA) (FRA:M0YN) today has resolved upon an expansion of the chair of the Management Board: As of February 1, 2023, Mustafa Veziroglu will join Bulent Altan, as second chairman of the Management Board and become the Co-CEO of the company.

Mustafa Veziroglu has been a member of the Management Board of Mynaric AG since joining the company in August 2022 and has since held operational responsibility for the development, qualification and series production of the company’s laser communication products. In the future, he will jointly lead Mynaric AG with Bulent Altan and share management responsibilities.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.